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                            October 6, 2021

       Sally Outlaw
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 26,
2021
                                                            File No. 024-11563

       Dear Ms. Outlaw:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2021 letter.

       Amended Form 1-A Filed August 26, 2021

       General

   1. We note your response to our prior comment 6 regarding how investors may waive the right to demand
repayment for 12 months in exchange for an additional 1.00% interest rate. Revise your
disclosure regarding this aspect of your offering to provide greater clarity. By way of
example only:
                                                            Explain whether an
investor who initially does not elect to waive the right to demand repayment may
subsequently elect to waive the right to demand repayment, and explain
specifically when the investor may do so and how the investor will do so;
                                                            Explain in greater
detail what happens, with respect to an investor who has elected to
 Sally Outlaw
FirstName  LastNameSally  Outlaw
Worthy Property  Bonds, Inc.
Comapany
October    NameWorthy Property Bonds, Inc.
        6, 2021
October
Page  2 6, 2021 Page 2
FirstName LastName
              waive the right to demand repayment, after the end of the expiration of the 12 month period; and
                Explain whether an investor who has previously made an election to waive the right to demand repayment, and who chooses not to renew the waiver at the end of the 12 month period, may in the future make another election to waive the right to demand repayment, and how such an investor will do so.
2. Regarding investors' ability to waive the right to demand repayment for 12 months in exchange for an additional 1.00% interest rate, please address the following:
             It appears that you are offering two fundamentally different instruments, one with a
             5% interest rate and a right to demand repayment, and another with a 6% interest rate and no right to demand repayment. Revise your offering circular to reflect the offering of these two separate securities, or provide us a legal analysis supporting a position as to why this is not the offering of two separate securities;
             Provide us your analysis as to whether the sale of each separate security in these cases, or exchange of one of these securities for a separate security, will count as a sale towards the $75,000,000 aggregate sales limit under Rule 251(a)(2); and
             Provide us your analysis as to whether (i) an existing investor who previously had not waived the right to demand repayment, who now agrees to waive the right to demand repayment for 12 months in order to receive an additional 1.00% of interest or (ii) an investor who elected to waive the right to demand repayment 12 months ago and who at the expiration of the 12 month period no longer receives the additional 1% interest, has received a new security exempt from registration pursuant to
Section 3(a)(9) of
             the Securities Act.
3. Please provide a detailed analysis about whether the funds from this offering should, for the purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the Regulation A offerings of your affiliates, specifically the offerings by your parent company, Worthy Financial, Inc., Worthy Peer Capital, Inc. and Worthy Community
         Bonds II, Inc. Address whether the securities offered by Worthy Property Bonds, Inc.
         present a distinct investment opportunity for investors. In addition, discuss whether
         Worthy Property Bonds, Inc. plans to use the funds raised solely for its own specific business, or whether Worthy Property Bonds, Inc. or any of the above entities plan to transfer some of the funds they plan to raise to any other affiliated entities, including
         Worthy Financial, Inc., and its subsidiaries. Also tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your affiliates
         Regulation A offerings.
Risk Factors, page 9

4. Given the several and distinct risks related to the possibility that you could be deemed an unregistered investment company, add a separate section within the Risk Factors section
         (i.e. as you have done with "Risks Related to Our Industry," "Risks Related to Our
         Company," etc.) that includes each of the risks related to the possibility that you could be
 Sally Outlaw
Worthy Property Bonds, Inc.
October 6, 2021
Page 3
      deemed an investment company. Include a cross reference to this section on the cover page of your offering circular.
5. Add a separate risk factor to address the risk to investors if you are deemed to be an investment company and are therefore ineligible to rely on Regulation A to sell securities.
      In this regard we note your disclosure on page 18 that you "would no longer be eligible to offer [y]our securities under Regulation A of the Securities Act if [you] were required to register as an investment company."
6. Add a separately captioned risk factor addressing the risk that if you were deemed an investment company and therefore ineligible to rely on Regulation A to offer and sell bonds to the public, it could result in a large number of investors demanding repayment in a short period of time, and the company may not have funds to satisfy those demands.
7. Add a risk factor to address the risk of potential Section 5 liability if you sell securities in reliance on Regulation A and operate as an unregistered investment company due to a failure to qualify for the Section (c)(5)(C) exemption of the Investment Company Act of
      1940.
        You may contact Michael Henderson at (202) 551-3364 or Hugh West at
(202) 551-
3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                               Sincerely,
FirstName LastNameSally Outlaw
                                                               Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                               Office of
Finance
October 6, 2021 Page 3
cc:       Craig D. Linder, Esq.
FirstName LastName